FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐           No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Relevant Event.

BCRA authorizes new Director

Ciudad Autónoma de Buenos Aires, August 6, 2026

Messrs.

Securities and Exchange Commission

RE: Relevant Event. BCRA authorizes new Director.

Dear Sirs:

I hereby inform you in my capacity as Head of Relations with the Market of Banco BBVA Argentina S.A. our entity has been notified of Resolution No. 148 of the Central Bank of the Argentine Republic dated August 6, 2026, whereby no observations were made for Mrs. María Soledad Duro Ruiz to perform as Director of the Bank.

Sincerely.

Eduardo González Correas

Head of Relations with the Market

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 18-06-26 N° 11.116 L.127 T SA (T.O)

Banco Central de la República Argentina 2026 - AÑO DE LA GRANDEZA ARGENTINA Resolución Número: Referencia: EX-2026-00120872- -GDEBCRA-GSG#BCRA VISTO el expediente EX-2026-00120872- -GDEBCRA-GSG#BCRA y el texto ordenado (TO) sobre Autoridades de Entidades Financieras, y CONSIDERANDO: Que Banco BBVA Argentina SA remitió la documentación personal de María Soledad Duro Ruiz (Pasaporte español PAL826350), designada como nuevo miembro del directorio por la asamblea anual general ordinaria y extraordinaria de accionistas, de acuerdo con lo dispuesto en el TO sobre Autoridades de Entidades Financieras. Que la Gerencia de Autorizaciones señala que de las informaciones recabadas –proporcionadas por la entidad financiera y producidas por distintas dependencias del Banco Central y otros organismos–, no existen antecedentes inhabilitantes en los términos de la Ley de Entidades Financieras y las normas reglamentarias mencionadas. Que la Comisión 1 de Superintendencia de Entidades Financieras y Cambiarias no formuló observaciones en los aspectos de su competencia. Que, en ese marco, no surgen impedimentos para el desempeño de María Soledad Duro Ruiz como directora de esa entidad financiera. Que la Subgerencia General de Cumplimiento y Control ha tomado la intervención que le compete. Que dado lo manifestado sobre el particular por la Subgerencia General Jurídica en el Dictamen 598/17, no resulta necesaria la intervención del servicio jurídico permanente de esta Institución. Que esta medida se dicta conforme a lo dispuesto en el punto 3.1.5. de la Sección 3. del TO sobre Autoridades de Entidades Financieras. Por lo expuesto, EL DIRECTORIO DEL BANCO CENTRAL DE LA REPÚBLICA ARGENTINA RESUELVE: 1 - No formular observaciones para que María Soledad Duro Ruiz (Pasaporte español PAL826350) se desempeñe como directora de Banco BBVA Argentina SA. 2 - Notifíquese. Certifico que esta resolución fue sancionada por el Directorio del Banco Central de la República Argentina el 06/08/26.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: August 6, 2026	By: /s/ Carmen Morillo Arroyo Name: Carmen Morillo Arroyo Title: Chief Financial Officer